UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(AMENDMENT NO. 1)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Shell Canada Limited

(Name of the Issuer)
Royal Dutch Shell plc
Shell Investments Limited
Shell Canada Limited

(Name of Person(s) Filing Statement)
Common Shares

(Title of Class of Securities)
822567103

(CUSIP Number of Class of Securities)
Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)
Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000
     This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
☐	The filing of a registration statement under the Securities Act of 1933.
☑	A tender offer.
☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$1,438,719,986*	$287,744**

*	For purposes of determining the filing fee pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value of the Shell Canada common shares to be received by Royal Dutch Shell plc, assuming acceptance of the Offer by all holders of Shell Canada Limited common shares and options in the United States, is calculated as follows: multiplying (x) 38,016,118, the number of shares of Shell Canada Limited held by shareholders in the U.S. or subject to options held by persons in the U.S., by (y) CAD $45.00, the price to be paid for the shares held by such shareholders, and (z) applying an exchange rate of $0.8410 USD$/CAD$, the Federal Reserve Bank of New York’s noon buying rate for Canadian dollars on February 6, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is equal to 0.02% of the value of the transaction.
     Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑
Amount previously paid: $287,744
Form or registration no.: Schedule 13E-3, File No. 005-50218
Filing Party: Royal Dutch Shell plc
Date Filed: February 8, 2007

          This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Amendment No. 1”) amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc, a public company limited by shares incorporated in England and Wales (“Royal Dutch Shell”) and Shell Investments Limited, a company organized under the laws of Canada (“Shell Investments”) with respect to the common shares (the “Common Shares”) of Shell Canada Limited, a company organized under the laws of Canada (“Shell Canada”) on February 8, 2007 (as it may be amended or supplemented from time to time, the “Schedule 13E-3”). This Amendment No. 1 includes as Exhibits (a)(1)(D) and (a)(2)(B) a supplemental disclosure document to the Offer and Circular (the “Offer and Circular Supplement”) and a supplemental disclosure document to the Directors’ Circular (the “Directors’ Circular Supplement”), respectively.
          Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meanings given to them in the Offer and Circular and the Directors’ Circular attached as Exhibits (a)(3)(A) and (B) to the Schedule 13E-3.
          Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Offer and Circular and the Directors’ Circular, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of the Schedule 13E-3 and is supplemented by the information specifically provided for herein.
Item 6. Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006).
          Item 6(c) of the Schedule 13E-3 is hereby restated as follows:
     (c) Plans. The information set forth in the sections of the Circular entitled “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Offer and Plans for Shell Canada” and “Acquisition of Common Shares Not Deposited” and the section of the Offer and Circular Supplement entitled “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Offer and Plans for Shell Canada” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013).
          Item 7(d) of the Schedule 13E-3 is hereby restated as follows:
     (d) Effects. The information set forth in the sections of the Circular entitled “Special Factors — Purpose of, Alternatives to, Reasons for and Effects of the Offer and Plans for Shell Canada”, “Effects of the Offer on the Market for Common Shares; Stock Exchange Listing; and Public Disclosure by Shell Canada”, “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” and the section of the Offer and Circular Supplement entitled “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Offer and Plans for Shell Canada” is incorporated herein by reference.
Item 8. Fairness of the Transaction (Regulation M-A Item 1014).
          Items 8(a), (b), (c) and (f) of the Schedule 13E-3 are hereby restated as follows:
     (a) Fairness. The information set forth in the sections of the Circular entitled “Background to the Offer”, “Special Factors — CIBC World Markets Valuation and CIBC World Markets Fairness Opinion”, the information set forth in the sections of the Directors’ Circular entitled “Background to the Offer”, “Recommendation of the Special Committee and the Board of Directors”, “Valuation and Fairness Opinion”, the information set forth in the section of the Offer and Circular Supplement entitled “Special Factors —Fairness of the Proposed Transaction”, the information set forth in the section of the Directors’ Circular Supplement entitled “Recommendation of the Special Committee and the Board of Directors” is incorporated herein by reference.
     (b) Factors Considered in Determining Fairness. The information set forth in the section of the Circular entitled “Reasons to Accept the Offer”, “Special Factors — CIBC World Markets Valuation and CIBC World Markets Fairness Opinion”, the information set forth in the sections of the Directors’ Circular entitled “Recommendation of the Special Committee and the Board of Directors” and “Valuation and Fairness Opinion”, the information set forth in the section of the Offer and Circular Supplement entitled “Special Factors —Fairness of the Proposed Transaction” and the information set forth in the section of the Directors’ Circular Supplement entitled “Recommendation of the Special Committee and the Board of Directors” is incorporated herein by reference. The Special Committee and the Board of Directors of Shell Canada expressly adopted the factors, analyses and conclusions of CIBC World Markets, as independent valuator, as set forth in their opinion and valuation.
     (c) Approval of Security Holders. The information set forth in the section of the Offer entitled “The Offer”, the information set forth in the section of the Offer and Circular Supplement entitled “Special Factors —Fairness of the

Proposed Transaction” and the information set forth in the section of the Directors’ Circular Supplement entitled “Recommendation of the Special Committee and the Board of Directors” is incorporated herein by reference.
     (f) Other Offers. The information set forth in the section of the Circular entitled “Arrangements, Agreements or Understandings—Contacts, Negotiations or Transactions”, the information set forth in the section of the Directors’ Circular entitled “Prior Valuations”, the information set forth in the section of the Offer and Circular Supplement entitled “Special Factors —Fairness of the Proposed Transaction” and the information set forth in the section of the Directors’ Circular Supplement entitled “Recommendation of the Special Committee and the Board of Directors” is incorporated herein by reference.
Item 13. Financial Statements (Regulation M-A Item 1010).
          Item 13. of the Schedule 13E-3 is hereby supplemented by the following:
     (c) Summary Information. The information set forth in the section of the Offer and Circular Supplement entitled “Financial Information” is incorporated herein by reference.
Item 16. Exhibits (Regulation M-A Item 1016).
          Item 16. of the Schedule 13E-3 is hereby supplemented by adding the following exhibits as attached to this Amendment No. 1:

Exhibit No.	Description

(a)(1)(D)	Offer and Circular Supplement, dated March 5, 2007.

(a)(2)(B)	Directors’ Circular Supplement, dated March 5, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2007
ROYAL DUTCH SHELL PLC

	By:	/s/ Michiel Brandjes

Name: Michiel Brandjes Title: Secretary

SHELL INVESTMENTS LIMITED

	By:	/s/ Arnold MacBurnie

Name: Arnold MacBurnie Title: Chief Executive Officer

SHELL CANADA LIMITED

	By:	/s/ Clive Mather

Name: Clive Mather Title: President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

Exhibit (a)(1)(D)	Offer and Circular Supplement, dated March 5, 2007.

Exhibit (a)(2)(B)	Directors’ Circular Supplement, dated March 5, 2007.